AsiaFIN Holdings Corp.

Suite 30.02, 30th Floor, Menara KH (Promet)

Jalan Sultan Ismail

50250 Kuala Lumpur

Malaysia

July 9, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suying Li and Rufus Decker

Re:	AsiaFIN Holdings Corp.
Form 10-K for Fiscal Year Ended December 31, 2024
Item 2.02 Form 8-K filed June 3, 2025
File No. 000-56421

Ladies and Gentlemen:

By letter dated June 30, 2025, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided AsiaFIN Holdings Corp.(the “Company,” “we,” “us” or “our”) with its comments to the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2024 filed on March 25, 2025 and its Current Report on Form 8-K filed on June 3, 2025. We are in receipt of your letter and we respectfully set forth below our responses to your comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2024

Audited Financial Statements

Note 14. Income Taxes, page F-16

1. You state on page F-12 that you have adopted ASU 2023-09 in fiscal year ended December 31, 2024. Please tell us your consideration of providing the disclosure required in ASC 740-10-50-11 through 50-12 and 50-23.

Response:

We have considered and reviewed ASC 740-10-50-11 through 50-12 and 50-23 and their application to our audited financial statements as of and for the fiscal year ended December 31, 2024. We respectfully submit that upon such consideration and review, we confirm that we have not provided any further disclosures as we have deemed any such disclosures not material in the context of the company and our financial statements. As disclosed in Note 14 to our audited financial statements as of and for the fiscal year ended December 31, 2024, we are not subject to income taxes in the British Virgin Islands or in Labuan, Malaysia (an offshore financial center established by Malaysia). Moreover, we have no taxable income in the United States and, as of December 31, 2024, we have cumulative net operating losses (NOLs) of $933,440. Consequently, for the fiscal year ended December 31, 2024, we had a tax liability only for Malaysian (non-offshore financial center) taxes. Accordingly, we have determined that no additional disclosures were therefore required.

Item 2.02 Form 8-K filed June 3, 2025

Exhibit 99.1

2. Your presentation of EBITDA appears to be a non-GAAP measure. Please provide the disclosures required in Item 10(e) of Regulation S-K.

Response:

We note Item 10(e) of Regulation S-K and the disclosures required thereby regarding non-GAAP financial measures. In our press releases dated May 13, 2025 and the correction dated May 23, 2025 (together the “Press Releases”), both of which were attached as exhibits to the Current Report on Form 8-K filed with the Commission on June 3, 2025, we cited several financial measures relating to our financial results for the quarter ended March 31, 2025, one of which was “EBITDA”, which we acknowledge is a non-GAAP financial measure within the meaning of Item 10(e)(2) of Regulation S-K.

We note that the presentation of EBITDA in the Press Releases (in compliance with Item 10(e)(1)(i) of Regulation S-K) did not give such non-GAAP financial measure any greater prominence than that given to the directly comparable financial measure or measures calculated and presented in accordance with GAAP. The bulleted list where the EBITDA measure was set forth also included the items “net loss”, “net loss attributable to common shareholders” and “total comprehensive loss”, each of which is a GAAP measure derived directly from the unaudited condensed consolidated statements of operations and comprehensive loss for the three months ended March 31, 2025 and 2024, filed with the Commission our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 filed with the Commission on May 13, 2025. Each of these measures are directly comparable to the non-GAAP financial measure presented in the Press Releases.

We note that such quarterly report on Form 10-Q did not contain a reconciliation of the differences between EBITDA with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP nor a statement disclosing the reasons why we believe that presentation of EBITDA provides useful information to investors regarding our financial condition and results of operations, in accordance with Items 10(e)(1)(i)(B) and (C) of Regulation S-K.

We note as well that the EBITDA of -$465,000 disclosed in the press release for the three months ended March 31, 2025 did not materially differ from the total comprehensive loss of $468,000 reported on our unaudited condensed consolidated statements of operations and comprehensive loss for the three months ended March 31, 2025.

Going forward, we undertake to (1) exclude non-GAAP financial measures from our earnings press releases if such measures and the disclosures required by Item 10(e) of Regulation S-K in respect of such financial measures are not included in the related Quarterly Report on Form 10-Q or the Annual Report on Form 10-K or (2) if such measures are included, provide (i) a reconciliation of any non-GAAP financial measures presented with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP and (ii) a statement disclosing the reasons why we believe that presentation of any such non-GAAP financial measure provides useful information to investors regarding our financial condition and results of operations.

Thank you for the opportunity to respond to your comments on our filings. If you have additional questions or comments, please contact the undersigned at kcwong@asiafingroup.com or +60 123733783.

Very truly yours,

/s/ Kai Cheong Wong
Kai Cheong Wong
Chief Executive Officer